[LETTERHEAD OF CHINA ELECTRIC MOTOR, INC.]

October 23, 2009

Via EDGAR and Overnight Delivery
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, DC 20549

Re:	China Electric Motor, Inc.
Form 10-K for the fiscal year ended December 31, 2008, Filed February 17, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Form 8-K dated May 6, 2009
File No. 000-53017

Dear Mr. Cascio:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filings, the Commission issued a comment letter, dated September 29, 2009.  As requested in the comment letter and in conjunction with the response to the comment letter that was filed with the Commission on October 19, 2009, China Electric Motor, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or Melissa Brown, Esq. at (310) 552-5000.

Very truly yours,

China Electric Motor, Inc.

/s/  Yue Wang

By:  Yue Wang
Title:  Chief Executive Officer